Exhibit (a)(1)(B)

FORM OF E-MAIL COMMUNICATION TO ELIGIBLE OPTIONHOLDERS

OF ZHONE TECHNOLOGIES, INC.

TO:	All Zhone Employees, Officers and Directors
FROM:	Laura Larsen, Director of Human Resources
SUBJECT:	IMPORTANT NEWS – Offer to Exchange Stock Options
DATE:	October 17, 2008

IMPORTANT NEWS—PLEASE READ IMMEDIATELY AND TAKE ACTION

BEFORE 5:00 P.M., PACIFIC TIME, ON NOVEMBER 17, 2008

I am happy to announce that the Board of Directors of Zhone Technologies, Inc. has approved a stock option exchange program in which you are eligible to participate. This exchange program is an important opportunity for those of you that hold stock options with an exercise price equal to or greater than $0.35 per share to exchange your existing stock options for new stock options.

These new stock options will have an exercise price equal to the closing price per share of our common stock on the date of the expiration of the exchange offer, which we expect will occur on November 17, 2008. These new stock options will have a seven-year term and be unvested on the date of grant, and will vest monthly over a period of four years, for so long as you continue to be employed by Zhone or any of its subsidiaries.

Please read the memo posted at:                    . This memo outlines the details of the offer to exchange options.

All of the necessary forms have been posted on Zhone’s intranet at:                                        .

You may review your individual stock option information, including all of your stock option grants to date and the status of each stock option, online at www.msdw-spa.com. Any questions regarding password or access should be directed to Morgan Stanley at 877-326-8646 or 201-395-5995.

We will be holding meetings in Oakland and Largo for any employee, officer or director who has any questions, comments, concerns or would like assistance to complete the necessary paperwork. A meeting schedule will be announced shortly.

It is important that you take action by 5:00 p.m., Pacific Time, on November 17, 2008. We will not accept any Election Forms after this time.

We hope that this exchange program will give our employees, officers and directors new equity incentives to increase the value of the company as recognition for their ongoing commitment to the success of Zhone.

Laura